Filed pursuant to Rule 424(b)(3)
File No. 333-233317

BLACKROCK TCP CAPITAL CORP.

Supplement dated March 16, 2021
to the Prospectus Supplement, dated February 2, 2021

This is a supplement (the “Supplement”) to the Prospectus Supplement, dated February 2, 2021 (the “Prospectus Supplement”), to the Prospectus, dated August 16, 2019 (the “Prospectus”), of BlackRock TCP Capital Corp. (the “Company”) relating to the issuance and sale of the Company’s 2.850% Notes due 2026. This Supplement updates certain information in the Prospectus Supplement and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus Supplement and the Prospectus, including any amendments or supplements thereto. Certain capitalized terms used and not defined herein have the meanings set forth in the Prospectus Supplement. This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus and if there is any inconsistency between the information in the Prospectus, Prospectus Supplement, and this Supplement, you should rely on the information in this Supplement.

Effective immediately, the section following the heading “Description of the Notes—Interest” in the Prospectus Supplement shall be deleted and replaced in its entirety with the following:

The Notes will bear cash interest at a rate of 2.850% per year until maturity. Interest on the Notes will accrue from February 9, 2021 or from the most recent date on which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on February 9 and August 9 of each year, beginning on August 9, 2021.

Interest will be paid to the person in whose name a Note is registered at 5:00 p.m. New York City time (the “close of business”) on January 26 or July 26, as the case may be, immediately preceding the relevant interest payment date (each, a “regular record date”). Interest on the Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date, redemption date, the maturity date or any earlier required repurchase date upon a Change of Control Repurchase Event (defined below) of a Note falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. The term “business day” means, with respect to any Note, any day other than a Saturday, a Sunday or a day on which banking institutions in New York are authorized or obligated by law or executive order to close.

Please retain this Supplement for your future reference.

Investing in our securities involves a high degree of risk, including credit risk and the risk of the use of leverage. Before buying any of our securities, you should read the discussion of the material risks of investing in our securities in “Risks” beginning on page S-8 of the Prospectus Supplement and on page 11 of the accompanying Prospectus, “Risk Factors” in our most recent Annual Report on Form 10-K, in any of our other filings with the Securities and Exchange Commission (“SEC”) incorporated by reference in the Prospectus Supplement and in any related free writing prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Supplement, the Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2021.